United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On December 24, 2015, GW Pharmaceuticals plc (the “Company”), issued a press release announcing that Epidiolex® (cannabidiol or CBD) data from the physician-led expanded access program in treatment-resistant epilepsy were published in The Lancet Neurology1. The published paper reported that Epidiolex reduced seizure frequency across multiple drug-resistant epilepsy syndromes and seizure types and was generally well tolerated. The authors note that the administration of Epidiolex as an add-on treatment led to a clinically meaningful reduction in seizure frequency in many patients and had an adequate safety profile in this patient population with highly treatment-resistant epilepsies. The safety and tolerability profile of Epidiolex was favorable with only 3 percent of patients terminating therapy due to an adverse event. The authors noted that without a control group, the results regarding efficacy and safety should be interpreted cautiously. The Lancet Neurology paper provides a more expansive description of data previously presented at the American Academy of Neurology Annual Meeting in April 2015. Since that time, additional expanded access data, encompassing almost twice the number of patients, were presented as a late-breaking poster at the American Epilepsy Society Annual Meeting earlier this month2. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Exhibits
99.1	Press release dated December 24, 2015

__________________________________

[1]	Devinsky et al., Cannabidiol in Patients with Treatment Resistant Epilepsy: an open-label interventional trial, Lancet Neurology December 23, 2015.

[2]	Devinsky et al, Epidiolex (Cannabidiol) in Treatment Resistant Epilepsy, American Epilepsy Society Annual Meeting, Poster, December 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: December 28, 2015